

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2023

Blake Sartini
Chief Executive Officer
Golden Entertainment, Inc.
6595 S. Jones Boulevard
Las Vegas, Nevada 89118

      **Re: Golden Entertainment, Inc.**
          **Definitive Proxy Statement on Schedule 14A**
          **Filed April 12, 2023**
          **File No. 000-24993**

Dear Blake Sartini:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


                    Sincerely,

                    Division of Corporation Finance
                    Disclosure Review Program